United States securities and exchange commission logo





                             May 5, 2022

       Andrew Poole
       Chief Executive Officer
       Delwinds Insurance Acquisition Corp.
       One City Centre
       1021 Main Street, Suite 1960
       Houston, Texas 77002

                                                        Re: Delwinds Insurance
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed April 8, 2022
                                                            File No. 333-264216

       Dear Mr. Poole:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed April 8, 2022

       Summary of the Joint Proxy Statement/Consent Solicitation
Statement/Prospectus, page 31

   1. Please provide a graphic depiction of the organization of Delwinds and FOXO prior to the business combination.
Please also include a post-combination organizational chart that includes the percentage
of voting power that Delwind's current public shareholders will have, taking into
account the voting power of any Class V shares.
       Parties to the Business Combination
       FOXO Technologies, page 31

   2. Please also disclose here that FOXO is a development stage company and has not been profitable since its
inception. Please also include FOXO's revenues and net losses for the
 Andrew Poole
FirstName  LastNameAndrew   Poole
Delwinds Insurance Acquisition Corp.
Comapany
May  5, 2022NameDelwinds Insurance Acquisition Corp.
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         most recent audited period.
The Proposed Charter will designate a state or federal court located within the State of Delaware, page 59

3. We note that your risk factor discusses the additional costs you could incur associated with resolving such action in other jurisdictions. Please also describe the risk that the choice of forum provision may increase the costs for shareholders to bring a claim.
Risk Factors
Certain Delwinds warrants are accounted for as a liability, page 65

4. We note your reference to the SEC Staff Statement and as a result of the Staff Statement you reevaluated the accounting treatment of the Delwinds warrants. This statement appears to qualify the accounting treatment and indicate your accounting treatment of the
         Delwinds warrants is based on the Staff Statement. Please tell us how this disclosure is appropriate in light of the audit report that states that the financial statements are the responsibility of management and in which your auditor opines that the financial statements present fairly, in all material respects, your financial position and the results of your operations and cash flows in conformity with accounting principles generally accepted in the United States of America.
The Combined Company may redeem unexpired Public Warrants prior to their exercise at a time that is disadvantageous for warrant holders, page 67

5. Please clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. Also expand your disclosure on page 237 to describe the method of such notification. In addition, highlight here or in another risk factor the material risks to public warrant holders arising from differences between private and public warrants.
FOXO's underwriting technology and consumer engagement services may now or in the future be subject to laws and regulations, page 78

6. Please clarify if there is a risk regarding the legality of using saliva-based or other biomarker technology that you intend to use for underwriting insurance, at either the state or federal level.
The NTA Proposal, page 120

7. We note the NTA Proposal, if approved, would remove the condition that the net tangible assets be at least $5,000,001 prior to the consummation of the merger. We also note that this proposal is not conditioned upon any other proposal and appears this change to the charter would be in place even if this merger is not consummated. Please expand to include a complete explanation of how shareholders will or could be affected by the change. Please also include risk factor disclosure regarding this potential change even if
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Delwinds Insurance Acquisition Corp.
Comapany
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         the merger is not consummated, as applicable. Please provide an analysis of why a redemption right is not required in connection with this change, given the change appears that it may occur, even if the merger is not consummated, or advise. The Business Combination Proposal
Interests of Delwinds' Initial Stockholders, Directors and Officers in the Business Combination, page 132

8. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on the completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material. Provide similar disclosure, as applicable, under "Questions and Answers About the Delwinds Special
         Meeting," at page 15.
Background of the Business Combination, page 135

9. Please disclose the negotiation of any arrangements whereby any shareholder agreed to waive its redemption rights.
Certain Projected Financial Information, page 150

10. We note your attempt to limit reliance on the disclosed financial projections. Although you may place the disclosed information in appropriate context, by disclosing underlying assumptions and discussing the purposes for which the information was prepared, because this information constitutes public disclosure, you may not limit reliance in this way. Please revise to remove broad limitations on reliance.
Redemption Rights for Public Stockholders upon Completion of our Initial
Business
Combination, page 187

11. We note that certain shareholders agreed to waive their redemption rights. If applicable, please describe any consideration provided in exchange for this agreement.
Insurance Products Platform: FOXO Life, page 209

12. Please clarify if FOXO'x purchase of Memorial Insurance Company of America involved the purchase of a material amount of existing insurance business, or if it primarily involved the purchase of a license to conduct insurance business. Also provide such clarity on pages 43 and 79 when referencing its acquisition of a life insurance company.
13. Please provide support for the statement that in your experience legacy life insurance carriers operate on legacy technology, cannot rapidly prototype and iterate, and are challenged to effectively use technology to improve their products and realize cost efficiencies, or revise to state as your belief.
 Andrew Poole
FirstName  LastNameAndrew   Poole
Delwinds Insurance Acquisition Corp.
Comapany
May  5, 2022NameDelwinds Insurance Acquisition Corp.
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Commercialization of Saliva-Based Epigenic Biomarkers, page 214

14. We note your disclosure that you are still early in development of your epigenetic biomarker technology and currently have various research initiatives to further develop, improve and validate epigenetic biomarkers with accuracies for commercialized use.
         Please expand to briefly explain the material anticipated steps involved, timelines, and any material costs involved to get the technology to the point where you believe it will be ready for commercialized use.
Technology Operations, page 216

15.      We note that FOXO is developing an operational software platform with advanced
         architecture in lieu of using currently available industry software
plug and play    options.
         We further note that its ability to develop this technology innovation stack is supported by what it believes are best-in-class no-code software and cloud computing platforms. Please balance your disclosure about the anticipated benefits of developing a custom operating platform with a brief discussion of the potential risks involved, as well at the expected costs and timelines. Also, identify the best-in-class no-code software and cloud computing platforms with which you reference and intend to utilize. Management's Discussion and Analysis of Financial Condition and Results of Operations of
FOXO
Results of Operations
Research and Development, page 225

16. We note that the increase in the research and development expenses was primarily due to costs associated with sponsored research projects with Harvard
University   s Brigham and
         Women   s Hospital, the U.S. Department of Health and Human Services,
and The
         Children   s Hospital of Philadelphia. Please revise to expand your
discussion to quantify
         the costs associated with each project during the periods presented, as well as greater clarity into the stage of the project and nature of the costs incurred.
Beneficial Ownership of Securities, page 256

17. Please provide the natural person(s) who have voting and dispositive control over the shares owned by Shaolin Capital Management LLC, Saba Capital
Management,
         L.P., Adage Capital Partners, L.P., and Cinctive Global Master Fund
Ltd.
Board Committees, page 263

18. We note your disclosure on page 72 that you may be exposed to security incidents related to your platforms. To the extent cybersecurity risks are material to your business, please disclose here or in another appropriately captioned section the nature
of the board   s role in
         overseeing your cybersecurity risk management, the manner in which the board will administer this oversight function and any effect this will have on
the board   s leadership
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Delwinds Insurance Acquisition Corp.
May 5, 2022
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         structure.
Consolidated Statements of Stockholders Equity' (Deficit) and Members' Equity, page F-23

19. We note your presentation of adjustments for the Corporate Conversion during the year ended December 31, 2020. Please provide us with your accounting analysis explaining the adjustments, including the adjustment to accumulated deficit of $(12,494), recognized to give effective Corporate Conversion.
Notes to Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-28

20. We note your disclosure that the Company earns royalties on epigenetic biomarkers global sales and commissions on life insurance policies based on a percentage of premiums paid.
         Please revise your disclosure to quantify or provide a range of the percentage amounts generated for the royalties and commissions.
Exhibits and Financial Statement Schedules, page II-1

21. Please confirm that you will file the employment agreements referenced on pages 124 and
         270 as exhibits once you enter into them with your officers.
General

22.      Please include the preliminary proxy card with the next amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-
3847 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameAndrew Poole                               Sincerely,
Comapany NameDelwinds Insurance Acquisition Corp.
                                                             Division of
Corporation Finance
May 5, 2022 Page 5                                           Office of Finance
FirstName LastName